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                                         Filed by Scripps Financial Corporation.
                           Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                 Subject Company: Scripps Financial Corporation.
                                                Commission file number: 0-26801.


                                            DATE: October 12, 2000
                                         CONTACT: Ron Carlson, President
                                                  Scripps Financial Corporation
                                                  (858) 720-7131

FOR IMMEDIATE RELEASE


               SCRIPPS FINANCIAL CORPORATION REPORTS NET EARNINGS
                    OF $2.311 MILLION FOR THIRD QUARTER 2000

SAN DIEGO, CALIF., OCTOBER 12, 2000 - San Diego headquartered Scripps Financial Corporation (Amex: SLJ), parent company of Scripps Bank, announced net income for the third quarter of 2000 was $2,311,000 or $0.33 in diluted earnings per share, which compares to $1,546,000 or $0.22 in diluted earnings per share for the third quarter of 1999. Net income for the first nine months of 2000 was $5,649,000 or $0.80 in diluted earnings per share, which is a 25 percent increase over net income of $4,510,000 or $0.65 in diluted earnings per share for the first nine months of 1999.

Scripps Financial Corporation ended the quarter with total assets of $686,237,000, net loans of $429,275,000 and total deposits of $618,268,000. This represents growth of 16 percent in total assets, 12 percent in net loans and 14 percent in deposits compared to September 30, 1999. Additionally, the Trust and Financial Services Division reported trust assets under administration of $799,103,000.

San Diego headquartered Scripps Financial Corporation is the parent company of Scripps Bank. Specializing in relationship banking, Scripps Bank offers a Private Banking atmosphere and a tradition of quality service for businesses, professionals and individuals throughout San Diego County. The Company maintains full service regional banking offices in La Jolla, El Cajon, Downtown San Diego, Escondido, Kearny Mesa, Encinitas, Point Loma, Chula Vista and Carmel Valley. Scripps Bank also delivers specialized Trust, Investment, Corporate Lending, SBA Lending, Construction Loan and Real Estate Lending, Equipment Leasing, Residential Lending, International, Cash Management, Online Banking, Property Management Banking, HOA and Remittance Processing services. In 1999, Scripps

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Bank was awarded the Findley Reports "10 Year Premier Performing Bank" award.
For more information on Scripps Financial Corporation and Scripps Bank, visit the company's web site at http://www.scrippsbank.com.

A definitive agreement to merge with U.S. Bancorp (NYSE:USB) was announced in a press release issued June 27, 2000, whereby U.S. Bancorp will acquire Scripps Financial Corporation in a stock transaction valued at approximately $155 million. The acquisition is pending approval by Scripps Financial Corporation shareholders at a special meeting of shareholders to be held on October 13, 2000.

ADDITIONAL INFORMATION

U.S. Bancorp has filed a Registration Statement on Form S-4 in connection with the merger. Scripps Financial Corporation mailed a Proxy Statement/Prospectus to its shareholders on September 13, 2000. These materials contain more information about U.S. Bancorp, Scripps Financial Corporation, the merger and related matters. U.S. Bancorp has also filed a report on Form 8-K addressing its proposed transaction with Firstar Corporation. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THOSE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors can obtain the documents free of charge at the SEC's website (www.sec.gov). Documents filed with the SEC are also available through commercial document-retrieval services. In addition, documents filed with the SEC by Scripps Financial Corporation may be obtained free of charge by contacting Scripps Financial Corporation, Attn: Investor Relations, 5787 Chesapeake Court, Suite 104, San Diego, CA 92123, (858) 456-2265. Documents filed with the SEC by U.S. Bancorp will be available free of charge by contacting U.S. Bancorp, Attn: Office of the Corporate Secretary, 601-2nd Av. S., Minneapolis, MN 55402, (612) 973-1111. Shareholders should read the Proxy Statement/Prospectus carefully before making any voting or investment decision.

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Scripps Financial Corporation, its directors and executive officers are soliciting proxies from the shareholders of Scripps Financial Corporation. The directors and executive officers of Scripps Financial Corporation are identified in the report on form 10-K filed with the SEC. These individuals beneficially own approximately 32% of the outstanding shares of Scripps Financial Corporation. Additional information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of Scripps Financial Corporation in connection with the proposed merger, and their interests in the solicitation, is included in the Proxy Statement/Prospectus.

                                  ### END ###

    STATEMENTS CONCERNING THE EXPECTED EFFECTIVE DATE OF THE MERGER, FUTURE DEVELOPMENTS OR EVENTS, AND ANY OTHER GUIDANCE ON FUTURE PERIODS, CONSTITUTE
      FORWARD-LOOKING STATEMENTS WHICH ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES WHICH MIGHT CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM STATED
 EXPECTATIONS. THESE FACTORS INCLUDE BUT ARE NOT LIMITED TO REGULATORY REVIEWS
   AND APPROVALS, COMPETITION IN THE FINANCIAL SERVICES MARKETS FOR DEPOSITS, LOANS, AND OTHER FINANCIAL SERVICES, AND GENERAL ECONOMIC CONDITIONS. THE
  FORWARD-LOOKING STATEMENTS SHOULD BE CONSIDERED IN THE CONTEXT OF THESE AND
      OTHER RISK FACTORS DISCLOSED IN THE COMPANY'S FILINGS WITH THE SEC.